Filed pursuant to Rule 433

Registration Statement No. 333-165472

September 27, 2011

Final Term Sheet

Sanofi

Final Term Sheet

$1,000,000,000 1.200% Notes Due 2014

Issuer	Sanofi

Format	SEC-registered global notes

Title	1.200% Notes due 2014

Total initial principal amount being issued	$1,000,000,000

Issue price	99.877%

Pricing date	September 27, 2011

Expected settlement date	September 30, 2011

Please note that the preliminary prospectus supplement to which this termsheet relates indicates that settlement might occur on the fifth business day following the date of the pricing of the Notes. It has been decided that settlement will occur on the third business day following the date of the pricing of the Notes, i.e., September 30, 2011.

Maturity date	September 30, 2014, unless earlier redeemed

Day count	30/360

Day count convention	Following unadjusted

Optional redemption	Make-whole call at Treasury Rate plus 15 bps

Tax redemption	Applicable

Ranking	Unsecured and unsubordinated

Interest rate	1.200% per annum

Benchmark Treasury	0.250% due September 15, 2014

Benchmark Treasury price	99-16 3/4

Benchmark Treasury yield	0.412%

Spread to Benchmark Treasury	83 bps

Yield to maturity	1.242%

Date interest starts accruing	September 30, 2011

Interest payment dates	Each March 30 and September 30

First interest payment date	March 30, 2012

Regular record dates for Interest	Each March 15 and September 15

Trustee	Deutsche Bank Trust Company Americas

Listing	None

Denominations	$2,000 and increments of $1,000

Expected ratings of the Notes	Moody’s: A2/Stable
Standard & Poor’s: AA-/Stable

Note: A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

CUSIP / ISIN	801060AA2 / US801060AA22

Joint Book-Running Managers	Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Natixis Securities North America Inc.

Co-Managers	Banco Bilbao Vizcaya Argentaria, S.A.
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA) Inc.
RBS Securities Inc.
Santander Investment Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc., toll free at 1-877-858-5407; Deutsche Bank Securities Inc., toll free at 1-800-503-4611; Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322; or Natixis Securities North America Inc. at 1-212-698-3108.

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